United States securities and exchange commission logo





                 February 1, 2022

       Steven Kahn
       Chief Financial Officer
       Trinity Place Holdings Inc.
       340 Madison Avenue, Suite 3C
       New York, New York 10173

                                                        Re: Trinity Place
Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on January
21, 2022
                                                            File No. 333-262293

       Dear Mr. Kahn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Melanie Singh at 202-551-4074 or Ruairi Regan at 202-551-3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction